PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66656

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fidus Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

227 West Trade Street, Suite 1910
(No. and Street)

Charlotte	NC	28202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Edward P. Imbrogno 704-334-2222
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Plante Moran, PLLC
(Name – *if individual, state last, first, middle name*)

10 South Riverside Plaza, 9th Floor	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Edward P. Imbrogno, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fidus Securities, LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Edward P Imbrogno
Signature

Designated Principal
Title



Lois E. Miller
Notary Public

LOIS E. MILLER NOTARY PUBLIC ROWAN COUNTY, NC

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statement and Report of Independent
Registered Public Accounting Firm

Fidus Securities, LLC

December 31, 2017

Fidus Securities, LLC

Table of contents

Plante & Moran, PLLC
10 South Riverside Plaza
9th floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Fidus Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Fidus Securities, LLC as of December 31, 2017 and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Fidus Securities, LLC as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Fidus Securities, LLC's management. Our responsibility is to express an opinion on Fidus Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Fidus Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Plante & Moran, PLLC

We have served as Fidus Securities, LLC's auditor since 2015.
Chicago, Illinois
February 16, 2018

Praxity
MEMBER
GLOBAL ALLIANCE OF
INDEPENDENT FIRMS

Statement of financial condition

December 31	2017
	$
Assets:	
Cash	1,341,118
Prepaid expenses	2,299
Other assets	17,564
Total assets	1,360,981
Liabilities and member's equity:	
Due to member	786,527
Accrued expenses	12,600
Total liabilities	799,127
Member's equity	561,854
Total liabilities and member's equity	1,360,981

The accompanying notes are an integral part of this financial statement.

Notes to financial statement

1 Summary of Operations and Significant Accounting Policies

Operations

Fidus Securities, LLC (the Company) is a limited liability company that operates as a registered broker-dealer. As a registered broker-dealer, the Company primarily represents clients in merger and acquisition-related activities composed principally of sell-side transactions structured as the sale of corporate stock or other securities to institutional or corporate acquirers. The Company operates offices in North Carolina and New York. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation.

Use of Accounting Estimates in Preparation of Financial Statement

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

Cash

The Company maintains cash deposits with financial institutions which, at times, may exceed federally insured limits. The Company considers liquid financial instruments with original maturities of 90 days or less to be cash equivalents. The Company had no cash equivalents as of December 31, 2017.

Revenue Recognition

The Company recognizes revenue from investment banking transactions when earned. Success-based transaction fees are typically earned at the date the client's enterprise is successfully sold to a buyer. Advisory, retainer and other fees, including non-refundable fees, are typically earned throughout a client engagement as services are performed. To the extent client funds are received prior to being earned, such amounts are deferred and accounted for as deferred revenue. Expense reimbursements are recognized when invoiced.

Income Taxes

The Company is organized as a limited liability company and is considered to be a disregarded entity for income tax purposes. Accordingly, no provision for federal or state income taxes has been made in the accompanying financial statement, as the member includes the Company's taxable income or loss in its income tax returns.

US GAAP requires management to evaluate tax positions taken by the Company and recognize a tax liability (or asset) if the Company has taken an uncertain position that more-likely-than-not would not be sustained upon examination by the Internal Revenue Service. As of December 31, 2017 there were no uncertain positions taken that would require recognition of a liability (or asset) or disclosure in the financial statement.

Recent Accounting Pronouncement

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606), which will supersede the current revenue recognition requirements in Topic 605, Revenue Recognition. The ASU is based on the principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU also requires additional

disclosure about the nature, amount, timing, and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. The ASU permits application of the new revenue recognition guidance to be applied using one of two retrospective application methods. The Corporation has not yet determined which application method it will use. The standard is effective for annual reporting periods beginning after December 15, 2017, therefore will be effective for the fiscal year beginning on January 1, 2018. The adoption of the new standard is not expected to have a significant impact on the financial statements.

2   Related-party Transactions

The Company is a wholly owned subsidiary of Fidus Partners, LLC (the Member) and was established to process certain transactions initiated by itself or its parent company that require the services of a registered broker-dealer. Only transactions that relate specifically to broker-dealer activities result in revenue being recognized by the Company. Expenses covered by the Member but directly related to broker-dealer activities are billed to the Company. During 2017 the Company covered certain direct expenses on behalf of the Company which were reimbursed by the Company in full during 2017 and 2018. The Company had a payable for these expenses of $1,095 as of December 31, 2017. In accordance with regulatory requirements, the Member allocates certain of its common office overhead costs to the Company in the form of an office services charge. This allocation is an amount equal to the total of all common office expenses and employee costs multiplied by the revenues recognized by the Company as a percentage of all revenue recognized by the Company and its Member combined. Allocations are made on a monthly basis and are typically paid to the Member within 30 days. The Company had an intercompany payable balance to the Member in the amount of $785,432 as of December 31, 2017, representing amounts due from the Member's monthly allocation of expenses. During the year ended December 31, 2017, no distributions were made to the Member.

3   Securities and Exchange Commission Matters
Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2017, the Company had net capital of $541,991, which was $488,716 in excess of its required net capital of $53,275.

Reserve Requirements

The Company does not carry customer accounts. As such, it is exempt from SEC Rule 15c3-3 pursuant to Section k(2)(i) of that rule.

Aggregate Indebtedness

At December 31, 2017, the Company had aggregate indebtedness of $799,127.

4   Subsequent Events

The Company has evaluated events that occurred subsequent to year-end through February 16, 2018, the date the financial statement was issued, to determine whether any events required recognition or disclosure in the 2017 financial statement as required by authoritative guidance.